

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 27, 2016

Mark A. Erickson
Chairman and Chief Executive Officer
Extraction Oil & Gas, LLC
370 17th Street, Suite 5300
Denver, Colorado 80202

> Re: **Extraction Oil & Gas, LLC.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 26, 2016**
> **File No. 333-213634**
> **Supplemental response received September 26, 2016**

Dear Mr. Erickson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

Risk Factors

We are required to pay fees to our service providers based on minimum volumes under a long-term contract regardless of actual volume throughput, page 30

1. File the firm transportation agreement referenced in this paragraph as an exhibit to the registration statement or advise why that is not required under Item 601(b) (10) of Regulation S-K.

<u>Yorktown's funds will collectively hold a substantial portion of the voting power of our common stock, page 48</u>

2. Expand your disclosure to address the potential cumulative impact of the conversion of the Series B Preferred Stock into Series A Preferred Stock for which you will have the ability to pay in kind for more Series A Preferred Stock that, in turn, will be convertible into common stock. Address this issue in (i) "Future Sales of Our Common Stock in the Public Market" on page 50 the footnotes to the Existing Ownership table on page 133.

<u>Supplemental Response</u>

<u>Prospectus Summary, page 1</u>

<u>Corporate Reorganization, page 9</u>

3. Provide us with your underlying calculations supporting the ownership percentages of 78.5% and 21.5% for "Existing Owners" and "Investors in this Offering," respectively.

<u>Corporate Sponsorship and Structure Information, page 11</u>

4. You state: "Upon completion of this offering, Yorktown will own an approximate 36% and an approximate 33% equity interest in us on an unconverted basis and on a fully converted basis, respectively." Provide us with your underlying calculations supporting the foregoing ownership percentages.

<u>Dilution, page 60</u>

5. Please provide us with calculations supporting your determination of the historical and pro forma tangible net worth amounts used in your dilution calculations. Provide any other underlying supporting information to facilitate our review of your dilution table amounts and corresponding sensitivity analyses.

6. Tell us how you determined the "Total Consideration Amount" for "Existing owners" in your tabular presentation at the bottom of page 60.

<u>Note 3 – Pro Forma Adjustments and Assumptions, page F-11</u>

<u>Note (f), page F-12</u>

7. You state that the value of the incentive units that will vest as a result of this offering will be calculated based on the 10-day volume weighted average price of your common stock following the closing of this offering. With reference to FASB ASC 718-10-30, explain your basis for the valuation of these incentive units.

Note (j), page F-13

8. Provide us with the table setting forth the computation of pro forma basic and diluted loss per common share for the six-month period ended June 30, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald Delaney at (202) 551-3863 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources